Yumba Records Storage, Inc.
H. No FF-2, First Floor
Rosemina Arcade, Malbhat
Margao, State of Goa, India 403601

May 2, 2019

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-3561

Attention:  John Stickel

Dear Sirs:

Re: Registration Statement on Form S-1/A (File No. 333-226981)

We are in receipt of your letter dated May 1, 2019 regarding our amended registration statement on Form S-1 filed April 16, 2018. We have filed an amended registration statement and provide the following responses to your comments:

Security Ownership of Certain Beneficial Owners and Management, page 31

1.	Refer to your response to comment 7. Please remove the dollar symbols from the table.

We have revised the security ownership table by removing the noted dollar signs.

Advances from Related Parties, page 32

2.	Refer to your response to comment 8. Please identify here the related party that made the loan.

We have identified Ms. Mulla’s husband, Mohsin Mulla, as the related party that loaned the funds to us. As well, we have filed a promissory note relating to the loans as Exhibit 99.2 to our revised registration statement.

Yours truly,

/s/ Chasma Mulla

Chasma Mulla, President and C.E.O.
Yumba Records Storage, Inc.